UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Aquestive Therapeutics, Inc.

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
03843E104

(CUSIP Number)

November 30, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03843E104	SCHEDULE 13G/A	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS Madryn Asset Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,530,717*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,530,717*
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,530,717*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%
12		TYPE OF REPORTING PERSON IA

*Reflects shares of Common Stock issuable upon the exercise of warrants.

CUSIP No. 03843E104	SCHEDULE 13G/A	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS Madryn Health Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 566,366*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 566,366*
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 566,366*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.5%
12		TYPE OF REPORTING PERSON PN

*Reflects shares of Common Stock issuable upon the exercise of warrants.

CUSIP No. 03843E104	SCHEDULE 13G/A	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS Madryn Health Partners (Cayman Master), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 964,351*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 964,351*
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 964,351*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%
12		TYPE OF REPORTING PERSON PN

*Reflects shares of Common Stock issuable upon the exercise of warrants.

CUSIP No. 03843E104	SCHEDULE 13G/A	Page 5 of 10 Pages

1		NAME OF REPORTING PERSONS Madryn Health Advisors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,530,717*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,530,717*
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,530,717*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%
12		TYPE OF REPORTING PERSON PN

*Reflects shares of Common Stock issuable upon the exercise of warrants.

CUSIP No. 03843E104	SCHEDULE 13G/A	Page 6 of 10 Pages

Item 1.	(a) Name of Issuer

Aquestive Therapeutics, Inc.

Item 1.	(b) Address of Issuer’s Principal Executive Offices

30 Technology Drive Warren, NJ 07059

Item 2.	(a, b, c) Names of Person Filing, Address of Principal Business Office, Citizenship:

Madryn Asset Management, LP, a Delaware limited partnership, 140 East 45th Street, 15th Floor, New York, NY 10017.

Madryn Health Partners, LP, a Delaware limited partnership, 140 East 45th Street, 15th Floor, New York, NY 10017.

Madryn Health Partners (Cayman Master), LP, a Cayman Islands limited partnership, 140 East 45th Street, 15th Floor, New York, NY 10017.

Madryn Health Advisors, LP, a Delaware limited partnership, 140 East 45th Street, 15th Floor, New York, NY 10017.

Item 2.	(d) Title of Class of Securities

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2.	(e) CUSIP No.:

03843E104

CUSIP No. 03843E104	SCHEDULE 13G/A	Page 7 of 10 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 03843E104	SCHEDULE 13G/A	Page 8 of 10 Pages

Item 4. Ownership

The percentages used herein and in the rest of Item 4 are calculated based upon 36,756,150 shares of Common Stock outstanding. This is composed of the 36,756,150 shares of Common Stock outstanding as of September 30, 2020, as reported by the Issuer in its Form 10-Q filed on November 8, 2020, and warrants convertible into 1,530,717 shares of Common Stock owned by Madryn Asset Management, LP as of November 30, 2020 and detailed in this filing.

Madryn Asset Management, LP

(a) Amount beneficially owned: 1,530,717

(b) Percent of class: 4.2%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,530,717

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,530,717

(iv) Shared power to dispose or to direct the disposition of: 0

Madryn Health Partners, LP

(a) Amount beneficially owned: 566,366

(b) Percent of class: 1.5%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 566,366

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 566,366

(iv) Shared power to dispose or to direct the disposition of: 0

Madryn Health Partners (Cayman Master), LP

(a) Amount beneficially owned: 964,351

(b) Percent of class: 2.6%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 964,351

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 964,351

(iv) Shared power to dispose or to direct the disposition of: 0

Madryn Health Advisors, LP

(a) Amount beneficially owned: 1,530,717

(b) Percent of class: 4.2%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,530,717

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,530,717

(iv) Shared power to dispose or to direct the disposition of: 0

Madryn Asset Management, LP ("Madryn Asset Management") is the investment advisor to each of Madryn Health Partners, LP and Madryn Health Partners (Cayman Master), LP (collectively, the "Madryn Funds"). Madryn Health Advisors, LP ("Madryn Health Advisors") is the general partner of each of the Madryn Funds. Each of Madryn Asset Management and Madryn Health Advisors may be deemed to beneficially own the shares of Common Stock issuable upon the exercise of warrants held by the Madryn Funds. Each of Madryn Asset Management and Madryn Health Advisors disclaims beneficial ownership of such shares except to the extent of its respective pecuniary interest therein.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 03843E104	SCHEDULE 13G/A	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2020

Madryn Asset Management, LP

By:	/s/ John Ricciardi
John Ricciardi, CFO & CCO

Madryn Health Partners, LP

By:	/s/ John Ricciardi
John Ricciardi, CFO & CCO

Madryn Health Partners (Cayman Master), LP

By:	/s/ John Ricciardi
John Ricciardi, CFO & CCO

Madryn Health Advisors, LP

By:	/s/ John Ricciardi
John Ricciardi, CFO & CCO

CUSIP No. 03843E104	SCHEDULE 13G/A	Page 10 of 10 Pages

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: November 30, 2020

Madryn Asset Management, LP

By:	/s/ John Ricciardi
John Ricciardi, CFO & CCO

Madryn Health Partners, LP

By:	/s/ John Ricciardi
John Ricciardi, CFO & CCO

Madryn Health Partners (Cayman Master), LP

By:	/s/ John Ricciardi
John Ricciardi, CFO & CCO

Madryn Health Advisors, LP

By:	/s/ John Ricciardi
John Ricciardi, CFO & CCO